Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharm, Inc. Amendment No. 5 to Registration Statement on Form S-1 Last Filed December 12, 2014 File No. 333-198110

Dear Mr. Riedler:

As counsel to SignPath Pharma, Inc., we are responding to the Staff’s comment letter dated December 19, 2014, which is restated below.

Risk Factors

Risks Related to Our Securities

“Meyers Associates, L.P. and its principals are subject to disciplinary proceedings from FINRA, “page 25”

1.           Please remove the word “erroneously” from your description of FINRA’s allegation concerning whether one of your principal stockholders is a control person.  This description of the allegation is not appropriate while the litigation remains pending.

Response:                      This comment has been complied with.

2.           Please amend this risk factor to reference all nine causes of action included in FINRA’s complaint against Mr. Meyers and Meyers Associates.  Please also list the specific FINRA and NASD regulations and federal securities laws the complaint cites in its allegations.

Response:                      This comment has been complied with.

If you have any questions, please do not hesitate to contact the undersigned at (646) 428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:     /s/  Elliot H. Lutzker
Elliot H. Lutzker, Partner
EHL/afb